Exhibit 99.1

Aurinia Further Strengthens Its Board of Directors with the Appointment of Dr. Daniel Billen

VICTORIA, British Columbia--(BUSINESS WIRE)--April 30, 2019--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”), a clinical stage biopharmaceutical company focused on the global immunology market, today announced it has appointed Dr. Daniel Billen to its Board of Directors. Dr. Billen’s appointment is effective April 29, 2019 concurrent with the previously announced appointment of Mr. Peter Greenleaf as Chief Executive Officer and elevation of Dr. George Milne to Chairman of the Board.

“On behalf of the entire organization, it is a pleasure to welcome Daniel onto Aurinia’s Board of Directors. Throughout his career, Daniel has led the international growth of novel biopharmaceutical treatments for patients with debilitating kidney and inflammatory diseases, and we look forward to his strategic insight and guidance with the ongoing development of voclosporin,” commented Dr. George Milne, Chairman of the Board of Directors.

Dr. Billen has more than four decades of experience leading the commercialization of pharmaceutical and biotech products in North America and Europe. Prior to his retirement, Dr. Billen served as Vice President and General Manager, Inflammation and Nephrology at Amgen, from 2011 until 2018. Prior to that, Dr. Billen was General Manager, Amgen Canada, from 1991 until 2011. Dr. Billen previously served in roles of escalating responsibility at Janssen from 1979 until 1991. Dr. Billen received his Ph.D. in Chemistry from the University of Louvain, Belgium.

“Voclosporin represents a potentially significant advancement for patients with life-threatening kidney diseases, such as lupus nephritis,” commented Dr. Billen. “After years of admiring Aurinia’s development of voclosporin, it is an honour to now be joining the Board of Directors and helping to guide this exciting program toward commercialization.”

About Aurinia

Aurinia Pharmaceuticals is a late clinical-stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The Company is currently developing voclosporin, an investigational drug, for the potential treatment of LN, FSGS, and DES. The Company is headquartered in Victoria, British Columbia and focuses its development efforts globally. For further information, see our website at www.auriniapharma.com.

About Voclosporin

Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,400 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action. By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses and stabilizes the podocyte in the kidney. It has been shown to have a more predictable pharmacokinetic and pharmacodynamic relationship (potentially requires no therapeutic drug monitoring), an increase in potency (vs cyclosporin), and an improved metabolic profile compared to legacy CNIs. Aurinia anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries and until April 2028 with anticipated pediatric extension. Further, the new Notice of Allowance is expected to result in the issuance of a U.S. patent with a term extending to December 2037. If the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol under the Notice of Allowance, the issuance of this patent will expand the scope of intellectual property protection for voclosporin to December 2037.

Forward-Looking Statements

Certain statements made in this press release may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable United States securities law. These forward-looking statements or information include but are not limited to statements or information with respect to: voclosporin being a potentially best-in-class CNI; patent protection for voclosporin being extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 and until April 2028 with an anticipated pediatric extension; and intellectual property protection for voclosporin being extended to December 2037 in respect of a patent anticipated to be issued in connection with a new Notice of Allowance. It is possible that such results or conclusions may change based on further analyses of these data. Words such as “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements. We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about: the costs and expenses associated with Aurinia’s clinical trials; Aurinia receiving approval from regulators to proceed with commercialization; Aurinia being able to complete its clinical trials in a timely fashion; Aurinia being able to extend its patents on terms acceptable to Aurinia; and the validity of our patents. Even though the management of Aurinia believes that the assumptions made, and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

Forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Such risks, uncertainties and other factors include, among others, the following: difficulties, delays, or failures we may experience in the conduct of our AURORA clinical trial; difficulties we may experience in completing the development and commercialization of voclosporin; the market for the LN business may not be as estimated; and regulatory authorities not granting approval for use of voclosporin in a commercial manner, or not granting patents or extensions for patents at all or as Aurinia currently anticipates. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many of the factors are beyond our control. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this press release is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.

We seek Safe Harbor.

CONTACT:
Investors:
Glenn Schulman, PharmD, MPH
Corporate Communications
gschulman@auriniapharma.com

Media:
Christopher Hippolyte, 212-364-0458
Christopher.Hippolyte@syneoshealth.com